News Release

Placer Dome Reports 2005 Fourth Quarter Results

February 20, 2006

This news release contains "forward-looking statements" that are subject to risk factors and assumptions set out in the cautionary note contained within this news release. All amounts are in United States ("U.S.") dollars, in accordance with U.S. generally accepted accounting principles ("GAAP").

Placer Dome Inc. is in the process of being acquired by Barrick Gold Corporation. The takeover is expected to be completed by the end of March 2006 and as a result, Placer Dome does not expect to have any statutory financial reporting requirements for 2005.

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) announces fourth quarter net earnings of $22 million ($0.05 per share) on gold production of 918,784 ounces and copper production of 91 million pounds. Fourth quarter sales were $539 million versus $460 million in the fourth quarter of 2004, as the company realized an average price of $425 per ounce on gold sales and $1.91 per pound on copper sales versus $398 per ounce and $1.16 per pound in the prior-year period. The company continued its strategy of delivering into all maturing hedge contracts and as a result incurred a pre-tax opportunity cost of $64 million in the fourth quarter.

Fourth quarter mine operating earnings were $152 million and cash from operations was $20 million, or $76 million before changes in non-cash working capital. Cash and total costs in the fourth quarter were $290 and $355 per ounce for gold, and $0.66 and $0.75 per pound for copper, respectively.

For the full year, 2005 net earnings amounted to $80 million ($0.18 per share). Sales revenue totaled $2 billion while cash from operations amounted to $168 million or $264 million before changes in non-cash working capital. Gold production was 3.65 million ounces and copper production was 359 million pounds. Gold cash and total costs were $284 and $349 per ounce, respectively, while copper cash and total costs were $0.68 and $0.80 per pound, respectively. Mine operating earnings for the year amounted to $443 million.

Highlights

	Fourth Quarter		Twelve Months
	2005	2004	2005	2004
Sales ($millions)	$539	$460	$1,978	$1,888
Mine operating earnings ($millions)	152	78	443	484
Net earnings ($millions)	22	39	80	284
Per share ($)	0.05	0.09	0.18	0.68
Cash from operations ($millions)	20	44	168	376
Gold production (000s ozs)	919	927	3,647	3,652
Cash costs ($/oz)	290	264	284	240
Total costs ($/oz)	355	330	349	298
Copper production (millions lbs)	91	93	359	413
Cash costs ($/lb)	0.66	0.64	0.68	0.55
Total costs ($/lb)	0.75	0.82	0.80	0.7

Barrick Gold Corporation Acquisition of Placer Dome
On October 31, 2005 Barrick Gold Corporation launched a takeover offer for all of the outstanding shares of Placer Dome. On December 22, 2005 Placer Dome’s Board accepted an improved offer from Barrick. On January 20, 2006 Barrick gained control of Placer Dome and as of February 3, 2006 94% of the outstanding common shares of Placer Dome had been tendered to the offer. Barrick is now in the process of acquiring the remaining out-standing shares by way of compulsory acquisition under the Canada Business Corporations Act. This process is expected to be completed by the end of March 2006, including the amalgamation or wind up of Placer Dome into Barrick. As a result, Placer Dome does not expect to have any statutory financial reporting requirements and the financial results and statements presented herein are unaudited.

Pursuant to the provisions of a bid support and purchase agreement between Barrick and Goldcorp Inc. (“Goldcorp”) dated October 30, 2005, Goldcorp has agreed to acquire, for cash, all of Placer Dome’s Canadian properties and operations (other than the offices in Vancouver and Toronto), including all historic mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic, and certain related assets. Goldcorp has also agreed to be responsible for all liabilities relating solely to these assets, including employment commitments and environmental, closure and reclamation liabilities. The Goldcorp transaction will be effected following Barrick’s acquisition of 100% of the shares.

Review of Financial Results
Net earnings for the fourth quarter were $22 million or $0.05 per share, compared to $39 million of $0.09 per share in the same quarter last year. Fourth quarter mine operating earnings increased 95% from the same quarter last year to $152 million. Gold operating earnings were up slightly as higher realized prices were somewhat offset by higher operating costs. Mine operating earnings from the company’s copper mines more than tripled compared to the same period last year to $100 million due to higher realized prices and lower total production costs. Higher quarterly mine operating earnings were offset by costs associated with the Barrick offer and increased resource development, tech-nology and other expenses. Earnings in the fourth quarter of 2004 were positively impacted by a $32 million tax recovery related to the company’s deferred tax balances held in foreign jurisdictions.

Resource development, technology and other costs were $31 million in the fourth quarter of 2005 with the increase from both the third quarter of 2005 and the fourth quarter last year mainly resulting from non-cash charges relating to changes in the fair value of reclamation accruals at non-producing properties.

Write-downs of mining assets and restructuring and takeover costs were $34 million in the fourth quarter of 2005. These expenses related primarily to Placer Dome’s costs relating to the Barrick offer process ($21 million) and the write-down of certain purchased undeveloped mineral interests at the Kalgoorlie operations.

Investments and other business income in the fourth quarter was $32 million compared with $11 million in the third quarter and $4 million in the same quarter last year. The increase was due to higher interest income and a $13 million gain on the disposal of assets and investments, principally the divestment of shares in Virginia Gold Mines Inc. that had been purchased earlier in 2005.

Cash from operations was $20 million in the fourth quarter compared to $27 million in the third quarter and $44 million in the same period last year. Cash from operations was reduced by a $56 million increase in non-cash working capital resulting from an increase in inventories principally at Bald Mountain, Zaldívar, and North Mara. Excluding the impact of this increase in non-cash working capital, cash from operations before change in non-cash operating working capital in the quarter increased to $76 million, compared with $66 million in the same quarter of 2004 and $60 million in the third quarter of 2005, due to increased mine operating earnings.

Investment in property, plant and equipment in the fourth quarter fell to $83 million from $103 million in the same quarter of 2004 and from $340 million in 2004 to $275 million in 2005 due mainly to a reduction in spending at South Deep and expansion projects at other mines. Major capital investments during full year 2005 included $20 million at Porcupine, largely for Pamour development, $29 million at Cortez for mobile equipment and pre-development work at Cortez Hills, $14 million at South Deep for underground development, $27 million at North Mara for the Gokona pit development and $25 million at Kalgoorlie for the Raleigh development and underground development at Kanowna Belle.

Review of Mining Operations

		Production and Operating Summary
		For the Year Ended December 31
Mine	Placer Dome's share (% of mine production)	Year	Mine operating earnings(1) ($millions)	Millfeed (000s tonnes)	Grade (g/t,%)	Recovery (%)	Placer Dome's Share
							Production		Cost per unit(2) ($/oz, $/lb)
							(ozs, 000s lbs.)	% change	Cash	Total
Gold
Canada
Campbell	100%	2005	19	440	15.0	96.3	209,186	0%	312	357
		2004	14	446	15.3	95.7	209,045		276	344
Musselwhite	68%	2005	5	1,005	5.5	95.0	170,436	+4%	324	409
		2004	10	992	5.3	95.8	163,386		269	345
Porcupine	51%	2005	15	2,176	2.9	92.6	190,921	-5%	284	359
		2004	20	2,038	3.4	91.9	201,710		236	310
United States
Bald Mountain(3)	100%	2005	4	5,431	1.1	-	80,356	+72%	380	406
		2004	2	2,019	0.8	-	46,685		349	379
Cortez(3),(4)	60%	2005	107	15,950	1.2	-	542,172	-14%	206	242
		2004	125	22,899	1.2	-	630,801		162	201
Golden Sunlight(5)	100%	2005	(3)	2,407	1.5	76.7	80,758	n/a	386	489
		2004	1	-	-	-	2,419		-	-
Turquoise Ridge(6)	75%	2005	5	374	14.4	90.6	156,401	+23%	307	335
	100%	2004	(1)	323	13.5	90.4	126,921		343	352
Australia
Granny Smith	100%	2005	13	3,941	3.2	90.8	371,465	+39%	300	408
		2004	(10)	4,434	2.1	89.3	267,267		354	440
Henty	100%	2005	11	299	12.4	94.9	111,273	-22%	234	332
		2004	17	288	16.0	96.4	143,064		170	283
Kalgoorlie(7)	100%	2005	8	4,538	3.5	92.8	490,214	-2%	342	422
		2004	21	4,953	3.4	93.2	499,844		297	370
Osborne(8)	100%	2005	-	1,860	0.9	82.1	43,065	+3%	-	-
		2004	-	1,533	1.0	82.3	41,630		-	-
Papua New Guinea
Misima(9)	80%	2004	6	1,850	0.8	87.5	40,522	n/a	275	281
Porgera	75%	2005	113	4,293	5.0	90.8	635,348	-17%	237	267
		2004	126	4,691	5.8	88.4	764,809		192	228
Chile
La Coipa(10)	50%	2005	11	3,248	1.0	80.5	84,146	-7%	312	387
		2004	15	3,282	1.1	81.2	90,932		231	300
South Africa
South Deep	50%	2005	(2)	1,040	7.0	97.3	230,560	+8%	387	455
		2004	(5)	1,100	6.2	97.2	214,293		394	437
Tanzania
North Mara	100%	2005	15	2,978	2.9	88.5	250,394	+20%	303	393
		2004	25	2,128	3.4	92.0	208,484		230	289
Metal hedging loss		2005	(117)
		2004	(63)
Currency hedging gain		2005	21						(6)	(6)
		2004	15						(4)	(4)
Total Gold		2005	$214				3,646,695	0%	284	349
		2004	$303				3,651,812		240	298
Copper
Osborne(8)	100%	2005	33	1,860	2.3	93.4	87,129	0%	0.91	1.02
		2004	30	1,533	2.7	93.9	87,404		0.69	0.84
Zaldívar(3)	100%	2005	280	17,811	0.9	-	271,800	-17%	0.61	0.73
		2004	229	18,169	1.0	-	325,406		0.51	0.66
Metal hedging loss		2005	(61)
		2004	(57)
Total Copper		2005	$252				358,929	-13%	0.68	0.80
		2004	$202				412,810		0.55	0.70
Other(11)		2005	(23)
		2004	(21)
Consolidated Mine		2005	$443
Operating Earnings(1)		2004	$484

Review of Mining Operations

		Production and Operating Summary
		For the Year Ended December 31
Mine	Placer Dome's share (% of mine production)	Year	Mine operating earnings(1) ($millions)	Millfeed (000s tonnes)	Grade (g/t,%)	Recovery (%)	Placer Dome's Share
							Production		Cost per unit(2) ($/oz, $/lb)
							(ozs, 000s lbs.)	% change	Cash	Total
Gold
Canada
Campbell	100%	2005	7	117	13.3	95.7	49,223	-3%	367	354
		2004	3	106	15.6	95.4	50,708		354	422
Musselwhite	68%	2005	1	264	4.9	94.4	38,636	-11%	365	457
		2004	4	243	5.6	96.1	43,637		280	350
Porcupine	51%	2005	-	543	2.6	91.7	41,967	-8%	344	465
		2004	4	509	3.1	91.6	45,409		257	338
United States
Bald Mountain(3)	100%	2005	2	1,073	1.9	n/a	32,305	+191%	437	449
		2004	-	689	0.8	n/a	11,102		426	469
Cortez(3),(4)	60%	2005	25	2,533	1.7	n/a	111,442	-14%	245	269
		2004	26	5,692	1.2	n/a	130,096		181	232
Golden Sunlight(5)	100%	2005	1	644	-	-	22,980	n/a	356	449
		2004	-	-	-	-	-		-	-
Turquoise Ridge(6)	75%	2005	3	87	15.4	89.3	38,601	-1%	334	335
		2004	(3)	101	13.1	90.2	38,863		406	418
Australia
Granny Smith	100%	2005	23	885	4.6	89.3	117,344	+26%	194	285
		2004	(5)	1,152	2.7	89.9	93,030		399	483
Henty	100%	2005	3	76	11.2	94.3	24,703	-24%	245	339
		2004	3	72	13.9	95.8	32,630		200	337
Kalgoorlie(7)	100%	2005	13	1,106	4.1	91.9	145,084	+19%	294	372
		2004	3	1,225	3.7	92.3	121,596		325	414
Osborne(8)	100%	2005	n/a	505	0.9	76.7	10,710	+41%	n/a	n/a
		2004	n/a	330	0.6	80.1	7,579		n/a	n/a
Papua New Guinea
Porgera	75%	2005	27	1,012	4.0	109.0	124,565	-39%	282	300
		2004	34	1,191	5.5	90.5	204,110		200	247
Chile
La Coipa(10)	50%	2005	3	845	1.0	81.9	23,474	-7%	315	392
		2004	4	831	1.4	79.4	25,156		223	287
South Africa
South Deep	50%	2005	1	268	7.3	97.3	62,747	+5%	382	458
		2004	2	292	6.5	97.2	59,757		384	429
Tanzania
North Mara	100%	2005	6	728	3.5	87.0	75,003	+19%	291	414
		2004	9	605	3.9	90.5	63,027		218	280
Metal hedging loss		2005	(55)
		2004	(32)
Currency hedging gain		2005	4						(5)	(5)
		2004	6						(7)	(7)
Total Gold		2005	$61				918,784	-1%	290	355
		2004	$54				926,700		264	330
Copper
Osborne(8)	100%	2005	16	505	2.1	91.8	21,690	+21%	0.89	0.88
		2004	1	330	2.7	90.3	17,932		0.98	1.23
Zaldívar(3)	100%	2005	93	5,084	1.0	n/a	69,578	-8%	0.59	0.70
		2004	53	4,398	0.9	n/a	75,446		0.56	0.72
Metal hedging loss		2005	(9)
		2004	(22)
Total Copper		2005	$100				91,268	-2%	0.66	0.75
		2004	$32				93,378		0.64	0.82
Other(11)		2005	(9)
		2004	(8)
Consolidated Mine		2005	$152
Operating Earnings(1)		2004	$78

Notes to the Production and Operating Summary Tables

(1)

Mine operating earnings represent 100% of the results of mines owned by Placer Dome and its subsidiaries and a pro-rata share of joint ventures. "Consolidated operating earnings" (and the related sub-totals) in accordance with accounting principles generally accepted in the U.S. exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of
U.S. dollars.

(2)

Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	December 31
	Fourth quarter		Twelve months
	2005 $/oz	2004 $/oz	2005 $/oz	2004 $/oz
Direct mining expenses	$292	$262	$288	$238
Stripping and mine development adjustment	(18)	(14)	(21)	(15)
Third party smelting, refining and transportation	1	1	1	1
By-product credits	(2)	(1)	(1)	(1)
Cash operating costs per ounce	$273	$248	$267	$223
Royalties	16	15	16	15
Production taxes	1	1	1	2
Total cash costs per ounce	$290	$264	$284	$240
Depreciation	$37	$35	$36	$30
Depletion and amortization	28	25	24	23
Reclamation and mine closure	-	6	5	5
Total production costs per ounce	$355	$330	$349	298

(3)

Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(4)  The Cortez mine processes material by way of carbon-in-leach ("CIL") and heap leaching, and sells carbonaceous ore to a third party.

	Millfeed	Grade	Recovery	Production
	(000s tonnes)	(g/t)	(%)	(ozs)
Carbon in leach
For the 12 months ended Dec. 31
2005	1,948	5.0	88.7	280,140
2004	1,856	5.4	88.3	285,645
For the fourth quarter of
2005	479	4.7	89.3	67,867
2004	456	3.8	87.7	48,798
Heap leach
For the 12 months ended Dec. 31
2005	13,835	0.6	Note 3	226,990
2004	20,789	0.7	Note 3	297,371
For the fourth quarter of
2005	2,011	0.5	Note 3	32,288
2004	5,170	0.7	Note 3	66,492
Sale of carbonaceous.ore
For the 12 months ended Dec. 31
2005	166	7.3	88.5	35,042
2004	254	6.8	86.6	47,785
For the fourth quarter of
2005	44	8.9	90.3	11,287
2004	66	7.9	89.1	14,806
Total
For the 12 months ended Dec. 31
2005	15,950	1.2	Note 3	542,172
2004	22,899	1.2	Note 3	630,801
For the fourth quarter of
2005	2,533	1.4	Note 3	111,442
2004	5,692	1.0	Note 3	130,096

(5)

Production from Golden Sunlight was suspended in December 2003 and recommenced when ore was delivered from Stage 2B in January 2005.

(6)

Production from Turquoise Ridge relates to third party ore sales. The mine’s cash and total costs per ounce do not include the cost of processing the ore and are not included in Placer Dome’s cash and total costs per ounce balances.

(7)

Management of Placer Dome’s Kalgoorlie West and Kanowna Belle operations has been realigned with all operations under one general manager and all regional development responsibilities including exploration, project devel-opment and joint venture and third party relationships under a separate general manager. As a result of this management change, commencing in the second quarter of 2005, the reporting for Kalgoorlie West and Kanowna Belle is consolidated in a single Kalgoorlie operation. Production and operating summary information for 2004 has been reclassified to reflect this change.

(8)

Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)

Silver is a by-product at the Misima mine. For the twelve and three months ended December 31, 2004, Placer Dome’s share of Misima’s production was 162,000 and nil ounces of silver, respectively. Mining was completed at Misima in May 2001, but processing of stockpiles continued until May 2004.

(10)

Gold and silver are accounted for as co-products at La Coipa mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 125,869 and 33,929 ounces, respectively for the 12 and three month periods ended December 31, 2005 and 151,064 and 42,830 ounces, respectively, for the comparative period-year periods. At La Coipa, production for silver was 2.5 million and 0.6 million ounces for the twelve and three months ended December 31, 2005, respectively, and 3.7 million and 0.9 ounces for the comparative prior-year periods.

(11)

Pursuant to SFAS 109 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome gross’ up the property, plant and equipment values to reflect the recognition of the deferred tax liabilities. Other mine operating earnings includes a charge of $13 million (2004 - $13 million) and $3 million (2004 - $5 million) for the 12 and three months ended December 31, 2005, respectively, related to the amortization of the gross up of the property, plant and equipment allocation.

Overall, Placer Dome’s gold mines performed to expectations during the fourth quarter, exceeding production guidance and performing within the range of cost guidance provided at the end of the third quarter. The company’s copper mines underperformed guidance, as both mines achieved production somewhat below expectations with higher than planned costs.

The Canadian operations met fourth quarter production targets delivering 129,826 ounces, but underperformed against cost expectations. Average cash costs of $359 per ounce were impacted across all operations due to lower grades milled, principally due to stockpiles being used to supplement ore feed, a stronger Canadian dollar and ongoing elevated costs of consumables.

At Cortez, production of 111,442 ounces was 18% stronger than expected in the fourth quarter as grades were higher than budgeted. Cash costs for the quarter of $245 per ounce were in line with expectations as higher production offset higher costs due to low equipment availabilities, winter weather and an unplanned mill shutdown. In 2006, the mine continues to transition into lower-grade sections of the Pipeline/South Pipeline orebody while mining a higher proportion of waste tonnes. Costs associated with waste mining activities will be expensed as required by the new accounting standard.

The Granny Smith mine had a strong quarter as production improved 40% over the third quarter to 117,344 ounces and exceeded guidance by 26% due to higher then planned grades and improved recoveries. Cash costs were approximately 5% below expectations at $194 per ounce as higher fuel costs and contract ore haulage costs offset some of the benefits of the higher production levels and a weaker Australian dollar.

At Kalgoorlie in Western Australia, production of 145,084 ounces for the quarter met guidance as higher grades at both Kanowna Belle and Raleigh offset lower than planned tonnes milled due to ore hardness and mill availability at Paddington. Cash costs of $294 per ounce were about $25 per ounce lower than planned as cost control measures showed a greater impact and the Australian dollar weakened.

The Porgera mine continued to outperform its plan in the fourth quarter, while its performance relative to the same period in 2004 was lower as remediation of the west open pit wall continues. Production of 124,565 ounces was 5,000 ounces above guidance as higher grades and recovery more than offset a seven-day shutdown due to a power interruption. Cash costs of $282 per ounce were also about 10% below expectations due to the higher production levels and a higher than budgeted mining of deferred waste. Remediation of the west open pit wall will continue in 2006. The mine will process principally stockpiled ore early in 2006 until mining of stage 5 recommences. Ore delivery from stage 5 will increase throughout the year and will become the primary ore source by the fourth quarter. The west wall remediation cutback is forecast to be completed by mid-2007. Costs associated with waste mining activities will be expensed as required by the new accounting standard.

The South Deep mine exceeded production targets for the quarter with costs marginally above guidance. Fourth quarter production levels of 62,747 ounces were 10% above guidance as higher grades were mined and recovery of gold from the old gold plant more than offset below plan mined tonnes resulting from lower than planned availability in the trackless sections. Cash costs of $382 per ounce exceeded targets by about $10 per ounce due to higher maintenance and ore transport costs.

The Zaldívar copper mine improved on its third quarter perform-ance, but remained below fourth quarter plan on production and above plan on costs. Production of 69.6 million pounds was principally impacted by recoveries remaining below plan due to a higher than expected sulphide copper content in placed ores. Additional modeling and test work is being performed to improve the leach recovery and predictability of the sulphide copper ores. Cash costs of $0.59 per pound were higher than expected due to the lower production rates and ongoing elevated consumable costs.

Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP perform-ance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Placer Dome believes that, in addition to conventional measures, prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Unit Costs

A reconciliation of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and cost per pound of copper produced to the Cost of Sales and Depreciation and Depletion is included below:

For the 12 months ended December 31

	2005				2004
	Gold		Copper		Gold		Copper
(in millions of dollars except production and unit costs)(i)	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation
Reported	$1,271	264	$-	$-	$1,149	$255	$-	$-
Copper	(243)	(43)	243	43	(247)	(59)	247	59
Corporate(2)	-	(13)	-	-	(4)	(18)	-	-
Related to metals produced	$1,028	$208	$243	$43	$898	$178	$247	$59
Add La Coipa	40	9	-	-	34	10	-	-
Deduct minority interest	-	-	-	-	(3)	-	-	-
By-product	(4)	-	(17)	-	(4)	-	(17)	-
Reclamation	(15)	15	(1)	1	(18)	18	(4)	4
Ore sales costs	(52)	-	-	-	(51)	-	-	-
Inventories	4	-	3	-	(3)	(3)	(7)	(2)
Other(3)	(19)	(7)	16	-	(15)	(1)	8	1
	$982	$225	$244	$44	$838	$202	$227	$62
Production reported(1)	3,647	3,647	359	359	3,652	3.652	413	413
Osborne gold (oz)	(43)	(43)	-	-	(42)	(42)	-	-
Ores sales (oz)	(191)	(191)	-	-	(175)	(175)	-	-
Golden Sunlight (oz)	-	-	-	-	(2)	(2)	-	-
La Coipa equivalent (oz)	42	42	-	-	60	60	-	-
Production base for calculation	3,455	3,455	359	359	3,493	3,493	413	413
Unit costs(1)	$284	$65	$0.68	$0.12	$240	$58	$0.55	$0.15

For the three months ended December 31

	2005				2004
	Gold		Copper		Gold		Copper
(in millions of dollars except production and unit costs)(i)	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation
Reported	$318	$69	$-	$-	$311	$71	$-	$-
Copper	(51)	(9)	51	9	(62)	(14)	62	14
Corporate(2)	-	(4)	-	-	1	(7)	-	-
Related to metals produced	$267	$56	$51	$ 9	$250	$50	$62	$14
Add La Coipa	11	3	-	-	9	2	-	-
Deduct minority interest	-	-	-	-	-	-	-	-
By-product	(1)	-	(4)	-	(1)	-	(3)	-
Reclamation	2	(2)	2	(2)	(6)	6	(3)	3
Ore sales costs	(12)	-	-	-	(18)	-	-	-
Inventories	(2)	-	6	2	3	-	2	-
Other(3)	(13)	(1)	4	(1)	(4)	-	2	-
	$252	$56	$59	$8	$233	$58	$60	$17
Production reported(1)	919	919	91	91	927	927	93	93
Osborne gold (oz)	(11)	(11)	-	-	(8)	(8)	-	-
Ores sales (oz)	(50)	(50)	-	-	(54)	(54)	-	-
La Coipa equivalent (oz)	10	10	-	-	18	18	-	-
Production base for calculation	868	868	91	91	883	883	93	93
Unit costs(1)	$290	$65	$0.66	$0.09	$264	$66	$0.64	$0.18

(1)

Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in millions of pounds, and unit costs for copper are in $/lb.

(2)

Corporate depreciation includes the amortization of tax gross-ups.

(3)

Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shutdowns, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

Financial Condition, Liquidity and Capital Resources

As of December 31, 2005, Placer Dome had cash and short-term investments of $897 million, a decrease of $134 million from the start of the year. In addition to this amount, Placer Dome had $150 million of restricted cash, an increase of $28 million over 2004, related to the North Mara demand loan, which requires cash to be placed on deposit with the lender in an amount equal to drawdowns. The company also had $873 million of undrawn bank lines of credit available. Subsequent to the end of the quarter the company drew $300 million against its lines of credit, principally to fund a restructuring of its gold hedge positions. For further information see the Forward Sales and Options section.

Consolidated short and long-term debt balances at December 31, 2005 were $1,259 million compared with $1,267 million at the end of 2004. At December 31, 2005 Placer Dome was in compliance with all debt covenants and default provisions.

Placer Dome Inc.

Consolidated Statements of Earnings

(millions of U.S. dollars, except share and per share amounts, U.S. GAAP) (unaudited)

	December 31
	Fourth Quarter		Twleve Months
	2005	2004	2005	2004
Sales	$539	$460	$1,978	$1,888
Cost of sales	318	311	1,271	1,149
Depreciation and depletion	69	71	264	255
Mine operating earnings	152	78	443	484
General and administrative	20	16	68	64
Exploration	26	25	91	77
Resource development, technology and other	31	22	87	63
Write-downs of mining assets and restructuring
and takeover costs	34	14	40	20
Operating earnings	41	1	157	260
Non-hedge derivative (losses)	(17)	(13)	(36)	(28)
Investment and other business income (loss)	32	4	80	(11)
Interest and financing expense	(23)	(21)	(92)	(77)
Earnings (loss) before taxes and other items	33	(29)	109	144
Income and resource tax recovery (provision)	(12)	66	(21)	130
Equity earnings of associates	-	2	4	7
Minority interests	1	-	2	(1)
Net earnings before the cumulative effect
of the change in accounting policies	22	39	94	280
Changes in accounting policies	-	-	(14)	4
Net earnings	$22	$39	$80	$284
Per common share
Net earnings before the cumulative effect	$0.05	$0.09	$0.21	$0.67
of the changes in accounting policies	$0.05	$0.09	$0.18	$0.68
Net earnings	$ -	$-	$0.10	$0.10
Dividends
Weighted average number of common shares	437.5	423.7	436.8	416.8
outstanding (millions)

Placer Dome Inc.

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share amounts, U.S. GAAP) (unaudited)

	December 31
	Fourth Quarter		Twleve Months
	2005	2004	2005	2004
Operating activities
Net earnings	$22	$39	$80	$204
Add (deduct) non cash items
Depreciation and amortization	69	71	264	255
Deferred stripping adjustments	(18)	(10)	(67)	(44)
Deferred income and resource taxes	11	(62)	(43)	(160)
Deferred reclamation	5	14	22	22
Cumulative translation adjustment	-	-	-	34
Write down of assets	10	11	13	16
Deferred commodity and currency sales contracts
and derivatives	(6)	(5)	(8)	(18)
Unrealized losses on derivatives	8	5	20	8
Deferred pension obligation	(11)	2	(15)	(3)
(Gain)loss on sales of assets and investments	(14)	(2)	(21)	(6)
Changes in accounting policies	-	-	14	(4)
Other items, net	-	3	5	13
Cash from operations before change in
non-cash operating working capital	76	66	264	397
Change in non-cash operating working capital	(56)	(22)	(96)	(21)
Cash from operations	20	44	168	376
Investing activities
Property, plant and equipment	(83)	(103)	(275)	(340)
Short-term investments	-	-	(3)	(5)
Disposition of assets and investments	23	2	32	13
Other, net	1	(2)	-	4
	(59)	(103)	(246)	(328)
Financing activities
Short-term debt	7	23	37	113
Long-term debt and capital leases net	(44)	(2)	(45)	(35)
Restricted cash	(9)	(20)	(40)	(110)
Common shares issued	30	466	33	492
Dividends paid on common shares	-	-	(44)	(41)
	(16)	467	(59)	419
Increase (decrease) in cash and cash equivalents	(55)	408	(137)	467
Cash and cash equivalents
Beginning of period	935	609	1,017	550
End of period	$880	$1,017	$880	$1,017

Placer Dome Inc.

Consolidated Balance Sheets

(millions of U.S. dollars, except share and per share amounts, U.S. GAAP) (unaudited)

Assets	As at December 31
	2005	2004
Current assets
Cash and cash equivalents	$880	$1,017
Short-term investments	17	14
Restricted cash	150	122
Accounts receivable	152	138
Income and resource tax assets	140	97
Inventories	310	248
	$1,649	$1,636
Investments	55	50
Other assets	162	173
Deferred commodity and currency sales contract and derivatives	22	54
Income and resource tax assets	523	400
Deferred stripping	240	170
Property, plant and equipment	2,592	2,607
Goodwill	454	454
	$5,697	$5,544

Liabilities and Shareholders’ Equity	As at December 31
	2005	2004
Current liabilities
Accounts payable and accrued liabilities	$305	$268
Income and resource taxes liabilities	89	27
Short-term debt	150	113
Current portion of long-term debt and capital leases	2	45
	$546	$453
Long-term debt and capital leases	1,107	1,109
Reclamation and post closure obligations	294	251
Income and resource tax liabilities	250	265
Deferred commodity and currency sales contracts and derivatives	182	223
Deferred credits and other liabilities	78	79
Shareholders' equity	3,240	3,164
	$5,697	$5,544

Forward Sales and Options

Under Placer Dome’s precious metals sales program, the company realized an average price of $411 per ounce of gold in 2005,$33 per ounce below the average spot price during the year.
In the fourth quarter the company realized $425 per ounce compared to an average gold spot price of $484. On its copper production, Placer Dome realized $1.52 per pound versus $1.67 per pound spot price in 2005 and $1.91 per pound versus a $1.95 per pound spot price in the fourth quarter. As of December 31, 2005, the company had no remaining copper metal hedges.

At December 31, 2005, based on the spot prices of $513 per ounce for gold, $8.83 per ounce for silver and an Australian to U.S. dollar exchange rate of $1.3652, the mark-to-market values of Placer Dome’s precious metal sales programs was negative $1,252 million. The precious metal mark-to-market value does not take into account the $181 million liability in deferred commodity and currency sales contracts and derivatives as at December 31, 2005 representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of Placer Dome’s currency forward and option contracts on December 31, 2005, was approximately positive $20 million (based on an Australian to U.S. dollar foreign exchange rate of 1.3652), all of which has been recognized through earnings or other comprehensive income.

Following a change in control of the company, Placer Dome reduced and restructured its gold sales commitments, primarily through the repurchase of approximately 1.0 million call options and gold lease rate ounce obligations at a cost of approximately $222 million. As a result of delivering into gold contracts and repurchase of call options, maximum committed ounces on February 17, 2006 were approximately 6.2 million ounces, or approximately 10% of 2005 year-end gold mineral reserves.

At December 31, 2005, Placer Dome’s consolidated metal sales program consisted of:

	2006	2007	2008	2009	2010	2011+	Total
Gold (000s ounces):
Forward contracts sold(1)
Fixed contracts
Amount	1,239	1,260	1,013	347	246	461	4,566
Average price ($/oz)	344	370	391	408	407	466	382
Fixed interest floating lease rate
Amount	-	-	197	772	285	625	1,879
Average price ($/oz)	-	-	353	420	412	472	429
A$ forward contracts
Amount	11	21	-	-	-	-	32
Average price ($/oz)	450	464	-	-	-	-	459
Total forward contracts	1,250	1,281	1,210	1,119	531	1,086	6,477
Call options sold and cap agreements(2)
Amount	249	115	200	20	40	20	644
Average price ($/oz)	356	363	394	500	500	500	387
A$ contracts
Amount	5	1	-	-	-	-	6
Average price ($/oz)	416	423	-	-	-	-	417
Total
Call options sold and cap agreements	254	116	200	20	40	20	650
Total firm committed ounces(3)	1,504	1,397	1,410	1,139	571	1,106	7,127
Contingent call options sold(4)
Knock-in (up and in)
Amount	51	-	-	-	-	64	115
Average price ($/oz)	366	-	-	-	-	325	343
Average barrier level ($/oz)	403	-	-	-	-	403	403
Knock-out (down and out)
Amount	31	59	52	115	29	-	286
Average price ($/oz)	404	416	430	409	451	-	418
Average barrier level ($/oz)	380	365	350	361	366	-	362
Total maximum committed ounces(5)	1,586	1,456	1,462	1,254	600	1,170	7,528
Put options purchased(6)
Amount	546	362	179	159	103	99	1,448
Average price ($/oz)	412	437	405	397	432	416	417
Put options sold(7)
Amount	80	-	-	-	-	-	80
Average price ($/oz)	250	-	-	-	-	-	250

Continent call options purchased not included in the above table total 32,000 ounces at an average price of $418 per ounce.

	2006	2007	2008	2009	Total
Silver (ounces):
Fixed forward contracts(1)
Amount	1,200	-	-	-	1,200
Average price ($/oz)	6.25	-	-	-	6.25
Call options sold(2)
Amount	3,632	1,050	820	550	6,052
Average price ($/oz)	8.06	9.11	8.98	8.75	8.43
Total committed amount	4,832	1,050	820	550	7,252
Put options purchased(6)
Amount	3,820	1,050	820	550	6,240
Average price ($/oz)	6.40	6.89	7.25	7.25	6.67

(1)

Forward sales contracts - Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

-

Fixed forward contracts - a deliverable sales contract, denominated in U.S. dollars, where the interest rate and metal lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

-

Fixed interest floating lease rate contracts - a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

-

Australian dollar forward contracts - a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.3652. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to footnote (6).

(2)

Call options sold and cap agreements - Call options sold by Placer Dome provide the buyer with the right, but not the obligation, to purchase production from Placer Dome at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date.
The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.3652.

(3)

Firm committed ounces - Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(4)

Contingent call options sold - Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.3652. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames. Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames. Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.
As of December 31, 2005, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(5)

Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(6)

Put options purchased - Put options purchased by Placer Dome establish a minimum sales price for the production covered by such put options and permit Placer Dome to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(7)

Put options sold - Put options sold by Placer Dome are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At December 31, 2005, Placer Dome's consolidated foreign currency program consisted of:

	2006	2007	Total
Australian dollars (millions USD)
Fixed forward contracts(1)
Amount	37.1	5.0	42.1
Average rate (AUD/USD)	1.9167	1.5713	1.8757
Put options sold(2)
Amount	17.0	5.5	22.5
Average rate (AUD/USD)	1.5957	1.6538	1.6099
Total committed dollars
Amount	54.1	10.5	64.6
Average rate (AUD/USD)	1.8159	1.6145	1.7832
Call options purchased(3)
Amount	23.5	12.0	35.5
Average rate (AUD/USD)	1.5098	1.6430	1.5548

(1)

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

(2)

Put options sold by Placer Dome provide the buyer with the right, but not the obligation, to purchase U.S. dollars from Placer Dome at a predetermined exchange rate on the exercise date of the options.

(3)

Call options purchased by Placer Dome establish a minimum exchange rate for converting
U.S. dollars to the operating currency of the region for the amount hedged, but permit
Placer Dome to participate in any further weakness of the hedged currency.

Reserves and Resources

Placer Dome’s proven and probable gold mineral reserves at December 31, 2005 totalled 60.4 million ounces, a slight increase over year-end 2004. Approximately 13 million ounces were added during 2005 at the Pueblo Viejo project, where a positive development decision was announced in September 2005. Significant additions also occurred at the Bald Mountain, Porgera and North Mara mines. As announced in early February, Placer Dome’s share of South Deep gold mineral reserves has decreased by 13.2 million ounces. Mineral reserve estimates were based on a long-term gold price assumption of $400 per ounce.

At Placer Dome’s 100%-owned Bald Mountain mine in Nevada, an increase in gold mineral resources was announced November 2005. Since that time, further work has resulted in a reclassification of a majority of this mineral resource to gold mineral reserves. Bald Mountain now hosts 3.4 million ounces of proven and probable mineral reserves, an increase of approximately 360% over 2004 year-end.

In Papua New Guinea, exploration success continued within the underground portions of Placer Dome’s 75%-owned Porgera mine. Placer Dome’s share of additional gold mineral reserves was 1.3 million ounces, representing an increase of 0.6 million ounces after depletion. 2005 marked the third consecutive year the mine has added over one million ounces of new gold mineral reserves.

At the 100%-owned North Mara mine in Tanzania, Placer Dome continued achieving its objective of increasing gold mineral reserves within its extensive regional land package. Gold mineral reserves now stand at 4.3 million ounces, an increase of 0.4 million ounces after depletion since 2004 year-end.

On February 6, 2006, Placer Dome announced an expected 50% reduction in gold mineral reserves at its South Deep mine in South Africa. After completing an 18-month review, Placer Dome’s share of gold mineral reserves at South Deep decreased from 27.8 million at the end of 2004 to 14.6 million ounces at the end of 2005. Concurrently, Placer Dome’s share of measured and indicated gold mineral resources at South Deep increased from 5.5 million ounces to 13.0 million ounces. For more information please refer to Placer Dome’s news release dated February 6, 2006, available at www.placerdome.com.

Not considering the addition of gold mineral reserves at Pueblo Viejo and the reduction of gold mineral reserves at South Deep, Placer Dome was again successful in replacing reserves at its operating mines, despite the mineral reserve decrease at the Cortez mine announced in September 2005 associated with the redesign of the Cortez Hills open pit. The company’s strong track record of successful exploration at its mines continues to reflect the quality of the land positions around its mines.

Placer Dome’s measured and indicated gold mineral resources at the end of 2005 for operating properties and exploration and development projects totalled 45.0 million ounces, 37% lower than the previous year due to the conversion of Pueblo Viejo mineral resources to mineral reserves and the exclusion of Cerro Casale on the basis of the agreement in principle for its sale. These changes were partially offset by the increase in mineral resources at South Deep and Donlin Creek. The 2005 drilling program at Donlin Creek has increased Placer Dome’s potential share of measured and indicated mineral resources at that property to over 10 million ounces. Mineral resources were calculated at $450 per ounce. Inferred mineral resources at operating mines and development properties are relatively unchanged, other than the exclusion of Cerro Casale.

Placer Dome added the Sedibelo platinum group metal (PGM) property to its development properties in 2005. Exploration work on the mine has outlined Placer Dome’s share of inferred mineral resources of approximately 7.9 million ounces at a grade of
5.77 grams per tonne 3PGE+Au. The project has now entered pre-feasibility study stage and exploration is ongoing on the deposit that remains open along strike and down-dip. For more information see Placer Dome’s news release dated December 8, 2005 available at www.placerdome.com.

Mineral Reserves - (proven and probable) (1) (2) (14)

Estimates of Placer Dome’s share at December 31, 2005

Mine by metal	Proven mineral reserves			Probable mineral reserves			Total proven and probable mineral reserves
	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t )	Contained oz (000s)	Recovery (%) (1)
GOLD
Canada
Campbell (100%)
Underground	1,347	17.0	735	1,226	14.0	552	2,573	15.6	1,287	96.0
Tailings	0	0	0	2,931	1.7	163	2,931	1.7	163	65.0
Total	1,347	17.0	735	4,157	5.3	715	5,504	8.2	1,450	92.5
Musselwhite (68%)	3,937	5.5	695	3,586	5.9	677	7,523	5.7	1,372	95.0
Porcupine (51%)	11,130	1.3	476	21,082	1.8	1,245	32,212	1.7	1,721	90.1
United States
Bald Mountain (100%)	47,768	1.0	1,598	47,534	1.2	1,792	95,302	1.1	3,390	73.6
Cortez (60%) (7) (12)	52,461	2.0	3,334	88,234	1.1	2,992	140,695	1.4	6,326	78.5
Golden Sunlight (100%)	4,742	2.7	413	2,279	2.5	184	7,021	2.6	597	80.8
Turquoise Ridge (75%)	3,047	19.1	1,870	2,267	19.7	1,434	5,314	19.3	3,304	90.8
Australia
Granny Smith (100%)	3,886	1.7	208	3,130	4.6	460	7,016	3.0	668	90.0
Henty (100%)	0	0	0	536	9.7	166	536	9.7	166	94.5
Kalgoorlie (100%) (7)	5,912	5.9	1,131	8,958	4.5	1,308	14,870	5.1	2,439	91.3
Osborne (100%)	3,941	1.0	125	2,011	0.6	36	5,952	0.8	161	80.0
Papua New Guinea
Porgera (75%) (7)	38,842	3.2	3,999	12,738	5.1	2,077	51,580	3.7	6,076	83.2
South Africa
South Deep (50%) (7) (8)	6,456	7.3	1,520	67,052	6.1	13,111	73,508	6.2	14,632	97.2
Tanzania
North Mara (100%)	22,200	3.8	2,703	16,039	3.1	1,593	38,239	3.5	4,296	90.0
Chile
La Coipa (50%)	5,549	1.6	280	2,920	1.2	117	8,469	1.5	397	83.4
Dominican Republic
Pueblo Viejo (100%) (7)	95,892	3.3	10,112	33,807	3.0	3,304	129,699	3.2	13,416	92.5
			29,199			31,211			60,410
SILVER
La Coipa (50%)	5,549	78.8	14,056	2,920	110.1	10,333	8,469	89.6	24,389	64.6
			14,056			10,333			24,389
	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Recovery (%) (1)
COPPER
Osborne (100%)	3,941	2.3	199	2,011	2.1	93	5,952	2.2	292	94.6
Zaldivar (100%) (7)	131,034	0.7	1,939	272,827	0.7	3,915	403,861	0.7	5,854	70.3
			2,138			4,008			6,146

Rounding differences may occur. Refer to the notes following the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources – Exploration Properties tables.

Reconciliation of Mineral Reserves (proven and probable) (1) (2)

Estimates of Placer Dome’s share at December 31, 2005

Mine by metal	Mineral reserves December 31, 2004	Mined in 2005 (5)	Other increase or (decrease) in mineral reserves (6)	Mineral reserves December 31, 2005
GOLD (000s oz)
Canada
Campbell (100%)	1,432	217	235	1,450
Musselwhite (68%)	1,344	179	207	1,372
Porcupine (51%)	1,754	206	173	1,721
United States
Bald Mountain (100%)	949	115	2,556	3,390
Cortez (60%) (7) (12)	8,858	639	(1,893)	6,326
Golden Sunlight (100%)	728	105	(26)	597
Turquoise Ridge (75%)	3,150	173	327	3,304
Australia
Granny Smith (100%)	830	409	247	668
Henty (100%)	242	117	41	166
Kalgoorlie (100%) (7)	2,717	528	250	2,439
Osborne (100%)	206	52	7	161
Papua New Guinea
Porgera (75%) (7)	5,485	700	1,291	6,076
South Africa
South Deep (50%) (7)	27,808	237	(12,939)	14,632
Tanzania
North Mara (100%)	3,908	283	671	4,296
Chile
La Coipa (50%)	506	105	(4)	397
Dominican Republic
Pueblo Viejo (100%) (7) (11)	0	0	13,416	13,416
	59,917	4,065	4,559	60,411
SILVER (000s oz)
La Coipa (50%)	32,480	4,719	(3,372)	24,389
	32,480	4,719	(3,372)	24,389
COPPER (million lbs)
Osborne (100%)	340	92	44	292
Zaldivar (100%) (7)	6,202	380	32	5,854
	6,542	472	76	6,146

Rounding differences may occur. Refer to the notes following the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources – Exploration Properties tables.

Mineral Resources - in addition to mineral reserves (measured, indicated and inferred) (3) (4) (14)

Estimates of Placer Dome’s share at December 31, 2005

Mine by metal	Measured mineral resources			Indicated mineral resources			Total measured and indicated mineral resources			Inferred mineral resources
	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
GOLD
Campbell (100%)
Underground	2,068	11.6	769	4,245	7.7	1,046	6,313	8.9	1,815	8,541	11.2	3,086
Tailings	0	0	0	326	1.7	18	326	1.7	18	0	0	0
Total	2,068	11.6	769	4,571	7.2	1,064	6,639	8.6	1,833	8,541	11.2	3,086
Musselwhite (68%)	1,281	4.3	175	584	6.0	113	1,865	4.8	288	3,582	6.5	751
Porcupine (51%)	1,121	3.7	132	8,575	2.5	693	9,696	2.6	825	11,574	2.5	941
United States
Bald Mountain (100%)	12,855	0.7	306	18,899	0.9	539	31,754	0.8	845	13,488	0.9	381
Cortez (60%) (7) (12)	11,952	1.2	447	89,437	1.2	3,465	101,389	1.2	3,912	25,813	1.8	1,487
Golden Sunlight (100%)	7,821	1.5	372	3,674	1.6	184	11,495	1.5	556	1,927	1.0	64
Turquoise Ridge (75%)	2,156	14.5	1,007	1,533	14.5	715	3,689	14.5	1,722	1,173	18.6	700
Australia
Granny Smith (100%)	57	9.7	18	2,204	4.5	319	2,261	4.6	337	11,683	6.4	2,406
Henty (100%)	0	0	0	37	7.1	8	37	7.1	8	178	9.6	55
Kalgoorlie (100%) (7)	3,868	4.3	535	6,085	3.2	617	9,953	3.6	1,152	10,019	4.9	1,564
Osborne (100%)	0	0	0	2,944	1.1	103	2,944	1.1	103	1,241	1.0	39
Papua New Guinea
Porgera (75%) (7)	16,321	2.9	1,533	16,217	2.3	1,196	32,538	2.6	2,729	4,612	5.5	815
South Africa
South Deep (51%) (7) (8)	1,870	7.5	448	53,072	7.3	12,516	54,941	7.3	12,964	0	0	0
Tanzania
North Mara (100%)	3,215	2.3	241	7,505	2.7	639	10,720	2.6	880	1,290	3.1	130
Chile
La Coipa (50%)	6,787	0.9	192	1,854	0.9	55	8,641	0.9	247	161	0.8	4
Latin America
Pueblo Viejo (100%) (7)	21,806	2.2	1,558	12,569	2.3	930	34,375	2.3	2,488	2,256	2.7	196
			7,733			23,156			30,889			12,619

SILVER
Pueblo Viejo (100%) (7)(11)	129,093	17.6	72,939	34,981	13.1	14,698	164,074	16.6	87,638	2,256	12.7	924
La Coipa (50%)	6,787	37.5	8,178	1,854	61.0	3,635	8,641	42.5	11,813	161	121.4	626
			81,117			18,333			99,451			1,550

	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
COPPER
Osborne (100%)	0	0	0	2,944	2.4	153	2,944	2.4	153	1,241	1.8	50
Zaldivar (100%) (7)	17,099	0.5	189	78,936	0.5	881	96,035	0.5	1,070	41,568	0.5	460
			189			1,034			1,223			510

Rounding differences may occur. Refer to the notes following the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources – Exploration Properties tables.

Mineral Resources – Exploration Properties (measured, indicated and inferred) (3) (4) (14)

Estimates of Placer Dome’s share at December 31, 2005

Mine by metal	Measured mineral resources			Indicated mineral resources			Total measured and indicated mineral resources			Inferred mineral resources
	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
GOLD
Cerro Casale (9)	-	-	-	-	-	-	-	-	-	-	-	-
Donlin Creek (70%) (10)	11,262	2.8	1,028	105,773	2.8	9,352	117,035	2.8	10,380	109,210	2.7	9,550
Mount Milligan (100%)	90,645	0.6	1,785	115,287	0.5	1,914	205,932	0.6	3,699	16,305	0.5	255
			2,813			11,266			14,079			9,805
	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
COPPER
Mount Milligan (100%)	90,645	0.260	520	115,287	0.236	600	205,932	0.247	1,120	16,305	0.207	74
			520			600			1,120			74
	Tonnes (000s)	Grade 3PGE+Au (g/t) (%)	Contained ozs 3PGE+Au (000s)	Tonnes (000s)	Grade 3PGE+Au (g/t) (%)	Contained ozs 3PGE+Au (000s)	Tonnes (000s)	Grade 3PGE+Au (g/t) (%)	Contained ozs 3PGE+Au (000s)	Tonnes (000s)	Grade 3PGE+Au (g/t) (%)	Contained ozs 3PGE+Au (000s)
PLATINUM GROUP METALS
Sedibelo (50%) (13)	-	-	-	-	-	-	-	-	-	42,818	5.77	7,943
												7,943

Rounding differences may occur. Refer to the notes following the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources – Exploration Properties tables.

Cautionary Note to U.S. and Other Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources:

As required by National Instrument 43-101 of the Canadian Securities Regulators ("NI 43-101"), estimates of proven and probable mineral reserves and measured, indicated and inferred mineral resources conform to the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of those terms as at the date of estimation. Mineral resources are in addition to mineral reserves. Investors are advised that the term "mineral resource" and its subcategories are not recognized by the U.S. Securities and Exchange Commission and are described as mineralized material in the U.S. reporting environment. Mineral resources which are not mineral reserves do not have demonstrated economic viability and investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be upgraded to a higher category or converted into mineral reserves.

"Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources – Exploration Properties tables:

(1)

Placer Dome’s mineral reserves were estimated as at December 31, 2005 using appropriate cut-off grades associated with an average long-term gold price of $400 per ounce, silver price of $6.00 per ounce, copper price of $1.00 per pound and Canadian dollar, Australian dollar, Papua New Guinean kina, Chilean peso, Dominican peso, and South African rand average long-term exchange rates to the U.S. dollar of 1.30, 1.39, 3.33, 600, 36 and 6.78 to 1, respectively. The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. With respect to long-term mines with a larger mineral reserve base and properties under development, significant capital expenditures would be required for mine construction prior to the start of commercial production and for subsequent exploitation. The qualified persons responsible for mineral reserve estimates are listed under note 14. At material properties that are the subject of third party technical reports, independent data verification is performed by the third party firms.

(2)

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” conform to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definitions of those terms as at the effective date of estimation, as required by NI 43-101.

(3)

Mineral resources are in addition to mineral reserves and have been estimated as at December 31, 2005 using appropriate cut-off grades associated with an average long-term gold price of $450 per ounce (except at South Deep where a gold price of $400 per ounce was used), silver price of $7.00 per ounce, copper price of $1.25 per pound and Canadian dollar, Australian dollar, Papua New Guinean kina, Chilean peso, Dominican peso, and South African rand average long-term exchange rates to the U.S. dollar of 1.22, 1.30, 3.33, 600, 36 and 6.78 to 1, respectively. With respect to exploration properties and properties under development, significant capital expenditures would be required for mine construction prior to the start of commercial production. The qualified persons responsible for mineral resource estimates are listed under note 14. Consistent with Placer Dome’s mineral resource estimation practices, independent data verification has not been performed except in the case of certain exploration properties and at material properties that are the subject of third party technical reports.

(4)

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” conform to CIM definitions of those terms as at the effective date of estimation, as required by NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(5)

Based on 2005 production divided by the recovery percentage for each mine.

(6)

Increase (decrease) in mineral reserves resulted from reclassifications between mineral resources and mineral reserves, acquisition and divestiture of mineral reserves during the year, changes due to geological remodeling and mine planning, changes in currency exchange rates and costs of input commodities and the impact of an increase in the average long-term gold price from $350 to $400 per ounce.

(7)

Economic assumptions for material properties:

The cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each material property to reflect the variability of these parameters.

	Mineral reserves	Mineral resources
	Cut-off grade (g/t gold, % copper)	Cut-off grade (g/t gold, % copper)
Cortez	0.17 – 10.66 g/t	0.17 – 9.50 g/t
Kalgoorlie	0.90 – 6.20 g/t	0.60 – 5.50 g/t
Porgera	1.50 – 5.00 g/t	1.00 – 4.50 g/t
Pueblo Viejo	1.61 – 1.72 g/t	1.5 g/t
South Deep	4.00 – 7.40 g/t	4.00 - 6.00 g/t
Zaldívar	0.285 – 0.302%	0.234 – 0.257%

Placer Dome is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect Placer Dome’s mineral reserve and mineral resource estimates, other than the factors discussed in Part 7, ‘Risks and Uncertainties’ in Placer Dome’s 2004 Annual Information Form, pages 102-111, available at www.placerdome.com and www.sedar.com. For a more detailed discussion of relevant economic assumptions and issues at Cortez Hills and Pueblo Viejo, see Placer Dome’s news releases dated September 15, 2005 and September 27, 2005, respectively, also available at www.placerdome.com and www.sedar.com.

(8)

The South Deep gold mineral reserve grade includes a reduction of 5% to account for a mine call factor representing actual operating experience over the last two years. For more information see Placer Dome’s February 6, 2006 news release, available at www.placerdome.com and www.sedar.com.

(9)

As previously announced, Placer Dome, Bema Gold Corporation (Bema) and Arizona Star Resources Corp. (Arizona Star) have agreed in principle whereby Placer Dome will sell its interest in Compania Minera Casale, the company holding the Cerro Casale project, to Bema and Arizona Star in return for contingent payments. Bema and Arizona Star will jointly pay Placer Dome $10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made. The election between (a) or (b) is to be made by Bema and Arizona Star. The transaction is subject to certain conditions including settlement of definitive agreements. As of February 20th, 2006, definitive agreements have not yet been settled.

(10)

Assuming 70% ownership by Placer Dome; the other owner of the Donlin Creek property is NovaGold Resources Inc. On February 11, 2003, Placer Dome announced it was exercising its option to earn back up to a 70% interest in Donlin Creek. In order to do this, Placer Dome must spend $32 million over 5 years and complete a feasibility study, followed by a positive construction decision for a mine that would produce 600,000 ounces of gold per annum. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, Placer Dome retains its 30% interest.

(11)

Silver at Pueblo Viejo is being reported as a mineral resource due to low current estimated metallurgical recoveries of 5%. Metallurgical studies are ongoing to improve silver recoveries. See Placer Dome’s September 27, 2005 news release for Pueblo Viejo project details, available at www.placerdome.com and www.sedar.com.

(12)

See Placer Dome’s September 15, 2005 news release for details and updated mineral reserve and mineral resource estimates at Cortez Hills as at September 1, 2005, available at www.placerdome.com and www.sedar.com.

(13)

Mineral resource estimates at Sedibelo were calculated using an average long-term basket price for 3PGEs+Au of $510 per ounce. The cut-off grade for inferred mineral resources is 1.5 g/t 3PGE+Au. Grades for platinum group metals in the Sedibelo deposit at December 31, 2005 were 0.13 g/t for gold, 3.46 g/t for platinum, 1.7 g/t for palladium, and 0.48 g/t for rhodium. Rhodium grades were calculated as a percentage of 2PGE+Au grade, based on 165 individual rhodium assays.

(14)

Placer Dome’s mineral reserve and mineral resource estimates are based on information prepared by or under the supervision of one or more “qualified persons”, as that term is defined in NI 43-101. The qualified persons responsible for Placer Dome’s mineral reserve and mineral resource estimates as at December 31, 2005 are listed below. All named persons are, or were at the time the estimates were prepared, employees of Placer Dome unless indicated as consultant. In estimating the applicable mineral reserves and mineral resources, the qualified persons have used assumptions, parameters and methods appropriate for each property and have verified the underlying data as appropriate in their professional opinion (including sampling, analytical and test data).

	Mineral reserves		Mineral resources
By property	Name	Title	Name	Title
Campbell	Stephane Blais	Chief Engineer	Anthony Stechishen	Senior Resource Geologist
Musselwhite	Robert MacDonald	Chief Mine Engineer	Andrew Cheatle	Chief Geologist
Porcupine	Stephen Taylor Peter Andrews Jason Floyd Imola Gotz	Senior Mine Engineer Senior Project Engineer Senior Mine Engineer Senior Project Engineer	Alastair Still Stephen Price	Technical Services Manager Chief Geologist
Bald Mountain	Britt Buhl	Engineering Superintendent	Tim Thompson Britt Buhl	Chief Geologist Engineering Superintendent
Cortez	Bill Martinich Thomas Dyer	Mine and Technical Services Superintendent Senior Mine Engineer	Bill Martinich Thomas Dyer	Mine & Technical Service Superintendent Senior Mine Engineer
Golden Sunlight	Paul Buckley	Engineering Superintendent	Paul Buckley	Engineering Superintendent
Turquoise Ridge	Simon Jackson	Chief Engineer	Tony Dorff	Chief Geologist
Granny Smith	Ray Hodson Neil Rauert	Chief Mining Engineer Senior Mining Engineer	Bruce Robertson Fiona Davidson	Senior Underground Geologist Senior Resource Geologist
Henty	Simon Pollard	Chief Geologist	Simon Pollard	Chief Geologist
Kalgoorlie	Mark Kaesehagen Dan Doherty Robert Smith Ian Copeland	Project Development Manager Underground Mining Manager Senior Planning Engineer Operational Planning Superintendent	Jon Abbott Ian Copeland David Richards Stephen Bacigalupo-Rose Rob Hutchison	Senior Resource Geologist Operational Planning Superintendent Senior Mine Geologist Senior Mine Geologist Underground Geology Superintendent
Osborne	Alasdair Noble Neil Valk	Business Development Manager Mining Manager	Philip Agnew David Crimeen Richard Lewis	Resource Geologist Project Geologist Manager Resource Evaluation
Porgera	John Butterworth Mark Mousek	Senior Mining Engineer Senior Mining Engineer	Anthony Burgess	Senior Resource Geologist
South Deep	Dexter Ferreira	Consultant Reserve Estimation	Dexter Ferreira	Consultant Resource Estimation
North Mara	Bruce Van Brunt	Superintendent Mine Planning	Darin Labrenz	Manager Exploration/Geology
La Coipa	Andres Guaringa Vasquez	Mine Engineer	Andres Guaringa Vasquez	Mine Engineer
Zaldívar	Eduardo Jofre	Mine Operations General Foreman	Jorge Aceituno	Mine Superintendent
Donlin Creek	N/A	N/A	Marc Jutras	Senior Mining Engineer / Geostatistician
Mount Milligan	N/A	N/A	Rob Pease	General Manager, Canada Exploration and Global Major Projects
Pueblo Viejo	Peter Nahan	Senior Evaluation Engineer	Chris Keech	Senior Geologist / Geostatistician
Sedibelo	N/A	N/A	Marc Jutras	Senior Mining Engineer / Geostatistician

Vancouver-based Placer Dome Inc. has interests in 16 mining operations in seven countries. The Corporation’s shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Placer Dome will host a conference call to discuss third quarter results at 7:30am PDT/10:30am EDT on Thursday, October 27. North American participants may access the call toll free at (800) 660-7963. International participants please dial (416) 641-6714. A live audio webcast of the call and an accompanying slide presentation will be accessible on Placer Dome’s website at www.placerdome.com/newsroom/presentations.htm.

For further information on this news release please contact:

Investor Relations: Greg Martin (604) 661-3795 or

Meghan Brown (604) 661-1577
email: investor_relations@placerdome.com
Media Relations: Gayle Stewart (604) 661-1911
Toll-free within North America (800) 565-5815
On the internet: www.placerdome.com

For enquiries related to share ownership, share transfers, estate settlements, lost certificates, dividend payments, change of address, or other matters related to Placer Dome securities, please contact:

CIBC Mellon Trust Company
Toll-free within North America (800) 387-0825
Collect calls accepted from outside North America (416) 643-5500

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" that were based on Placer Dome’s expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome’s business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome’s mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  uncertainties and costs related to Placer Dome’s exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

  uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

  uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects and project delays due to third party opposition;

  operating and technical difficulties in connection with mining development activities;

  uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

  uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of reserves;

  uncertainties related to unexpected judicial or regulatory proceedings;

  changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

-

mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

–

expected effective future tax rates in jurisdictions in which our operations are located;

–

the protection of the health and safety of mine workers; and

–

mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

  changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, operating supplies, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand, Dominican Republic peso and Chilean peso;

  the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

  unusual or unexpected formation, cave-ins, flooding, pressures, and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

  environmental issues and liabilities associated with mining including processing and stock piling ore;

  geopolitical uncertainty and political and economic instability in countries which we operate; and,

  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or extreme weather conditions, environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome’s actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities including Placer Dome’s Form 40-F/Annual Information Form. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.